Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune technologies & Bioressources inc.

Three-month and six-month periods ended September 30, 2017 and August 31, 2016 neptune technologies & bioressources inc.

Consolidated Interim Financial Statements

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

Financial Statements

Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

neptune technologies & bioressources inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at September 30, 2017 and March 31, 2017

	September 30,	March 31,
	2017	2017
Assets

Current assets:
Cash and cash equivalents	$37,177,702	$15,802,363
Trade and other receivables	3,877,645	13,559,469
Tax credits receivable	141,405	139,932
Prepaid expenses	653,735	684,261
Inventories (notes 4 and 5)	6,101,095	13,242,735
	47,951,582	43,428,760

Restricted short-term investments	2,422,000	2,745,000
Property, plant and equipment (note 6)	44,664,044	45,864,367
Intangible assets (notes 4 and 7)	5,597,989	11,947,693
Goodwill	6,750,626	6,750,626
Tax credits recoverable	152,464	152,464
Deferred tax assets	278,658	265,461
Other financial assets (note 16)	54,234	65,745
Total assets	$107,871,597	$111,220,116

Liabilities and Equity

Current liabilities:
Trade and other payables	$8,694,864	$9,993,019
Loans and borrowings (note 8)	3,568,268	7,192,315
Deferred revenues	341,060	549,675
	12,604,192	17,735,009

Deferred lease inducements	296,779	326,456
Long-term payable	627,495	795,072
Loans and borrowings (note 8)	3,420,705	15,739,229
Unsecured convertible debentures	1,509,238	1,406,365
Other financial liabilities (note 16 (ii))	49,238	417,747
Total liabilities	18,507,647	36,419,878

Equity:
Share capital (note 9)	128,129,413	127,201,343
Warrants (note 9 (c))	648,820	648,820
Contributed surplus	35,304,786	33,335,136
Accumulated other comprehensive loss	(431,563)	(427,350)
Deficit	(79,482,268)	(97,010,523)
Total equity attributable to equity holders of the Corporation	84,169,188	63,747,426

Non-controlling interest (note 10)	2,709,569	7,435,948
Subsidiary warrants, options and other equity (note 10)	2,485,193	3,616,864
Total equity attributable to non-controlling interest	5,194,762	11,052,812
Total equity	89,363,950	74,800,238

Commitments and contingencies (note 17)
Total liabilities and equity	$107,871,597	$111,220,116

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

	Three-month periods ended		Six-month periods ended
	September 30,	August 31,	September 30,	August 31,
	2017	2016	2017	2016

Revenue from sales	$6,548,458	$11,316,966	$12,845,484	$22,446,915
Royalty revenues	246,461	273,495	480,249	400,951
Total revenues	6,794,919	11,590,461	13,325,733	22,847,866

Cost of sales (note 5)	(4,667,053)	(8,999,890)	(8,755,035)	(16,737,310)
Other cost of sales – impairment loss on inventories (note 5)	(1,719,362)	–	(1,719,362)	–
	(6,386,415)	(8,999,890)	(10,474,397)	(16,737,310)
Gross margin	408,504	2,590,571	2,851,336	6,110,556

Research and development expenses	(3,179,261)	(1,405,853)	(5,017,216)	(3,648,532)
Research tax credits and grants	65,757	32,772	109,686	65,543
	(3,113,504)	(1,373,081)	(4,907,530)	(3,582,989)

Selling, general and administrative expenses	(4,012,955)	(3,351,912)	(7,650,003)	(7,108,522)
Other income – net gain on sale of assets (note 4)	23,871,077	–	23,871,077	–
Income (loss) from operating activities	17,153,122	(2,134,422)	14,164,880	(4,580,955)

Finance income (note 11)	23,373	339,013	47,065	23,915
Finance costs (note 11)	(1,074,140)	(647,481)	(1,784,942)	(1,446,868)
Change in fair value of derivative assets
and liabilities (note 16 (ii) and (iii))	21,806	31,265	309,711	59,770
	(1,028,961)	(277,203)	(1,428,166)	(1,363,183)
Income (loss) before income tax	16,124,161	(2,411,625)	12,736,714	(5,944,138)

Income tax (expense) recovery (note 13)	(6,895)	(7,847)	13,197	(299,526)
Net income (loss)	16,117,266	(2,419,472)	12,749,911	(6,243,664)

Other comprehensive income (loss) (that may be
reclassified subsequently to net loss)
Unrealized loss on available-for-sale
investment (note 16 (i))	$(9,740)	$–	$(41,395)	$(73,050)
Net change in unrealized gains (losses) on
derivatives designated as cash flow hedges
(note 16 (iii))	16,213	(1,841)	37,182	13,922
Total other comprehensive income (loss)	6,473	(1,841)	(4,213)	(59,128)

Total comprehensive income (loss)	$16,123,739	$(2,421,313)	$12,745,698	$(6,302,792)

Net income (loss) attributable to:
Equity holders of the Corporation	$19,073,861	$(1,191,134)	$17,528,255	$(3,347,907)
Non-controlling interest	(2,956,595)	(1,228,338)	(4,778,344)	(2,895,757)
Net income (loss)	$16,117,266	$(2,419,472)	$12,749,911	$(6,243,664)

Total comprehensive income (loss) attributable to:
Equity holders of the Corporation	$19,080,334	$(1,192,975)	$17,524,042	$(3,407,035)
Non-controlling interest	(2,956,595)	(1,228,338)	(4,778,344)	(2,895,757)
Total comprehensive income (loss)	$16,123,739	$(2,421,313)	$12,745,698	$(6,302,792)

Basic and diluted income (loss) per share (note 14)	$0.24	$(0.02)	$0.22	$(0.04)

Basic weighted average number of common shares (note 14)	78,629,292	77,945,548	78,475,045	77,945,548
Diluted weighted average number of common shares (note 14)	78,967,880	77,945,548	78,802,277	77,945,548

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

Six-month periods ended September 30, 2017 and August 31, 2016

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
	Share Capital				Accumulated other comprehensive income (loss)
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	Subsidiary warrants, options and other equity	Non- controlling interest	Total	Total equity
Balance at March 31, 2017	77,968,587	$127,201,343	$648,820	$33,335,136	$(420,052)	$(7,298)	$(97,010,523)	$63,747,426	$3,616,864	$7,435,948	$11,052,812	$74,800,238

Net income (loss) for the period	–	–	–	–	–	–	17,528,255	17,528,255	–	(4,778,344)	(4,778,344)	12,749,911
Other comprehensive income (loss) for the period	–	–	–	–	(41,395)	37,182	–	(4,213)	–	–	–	(4,213)
Total comprehensive income (loss) for the period	–	–	–	–	(41,395)	37,182	17,528,255	17,524,042	–	(4,778,344)	(4,778,344)	12,745,698

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	–	–	–	582,128	–	–	–	582,128	330,832	–	330,832	912,960
DSU released (note 12 (b))	55,944	80,000	–	(80,000)	–	–	–	–	–	–	–	–
Liability settled in shares (note 9 (a))	630,681	848,070	–	–	–	–	–	848,070	–	–	–	848,070
Total contributions by and distribution to equity holders	686,625	928,070	–	502,128	–	–	–	1,430,198	330,832	–	330,832	1,761,030

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 10 (i))	–	–	–	1,462,503	–	–	–	1,462,503	(1,462,503)	–	(1,462,503)	–
Convertible debenture interest settled in shares (note 10 (ii))	–	–	–	5,019	–	–	–	5,019	–	51,965	51,965	56,984
Total changes in ownership interest in subsidiaries	–	–	–	1,467,522	–	–	–	1,467,522	(1,462,503)	51,965	(1,410,538)	56,984

Total transactions with equity holders	686,625	928,070	–	1,969,650	–	–	–	2,897,720	(1,131,671)	51,965	(1,079,706)	1,818,014

Balance at September 30, 2017	78,655,212	$128,129,413	$648,820	$35,304,786	$(461,447)	$29,884	$(79,482,268)	$84,169,188	$2,485,193	$2,709,569	$5,194,762	$89,363,950

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

Six-month periods ended September 30, 2017 and August 31, 2016

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
	Share Capital				Accumulated other comprehensive income (loss)
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	Subsidiary warrants and options	Non- controlling interest	Total	Total equity
Balance at February 29, 2016	77,968,587	$127,201,343	$648,820	$29,871,114	$(315,347)	$(37,049)	$(103,923,751)	$53,445,130	$5,548,482	$7,931,269	$13,479,751	$66,924,881

Net loss for the period	–	–	–	–	–	–	(3,347,907)	(3,347,907)	–	(2,895,757)	(2,895,757)	(6,243,664)
Other comprehensive loss for the period	–	–	–	–	(73,050)	13,922	–	(59,128)	–	–	–	(59,128)
Total comprehensive loss for the period	–	–	–	–	(73,050)	13,922	(3,347,907)	(3,407,035)	–	(2,895,757)	(2,895,757)	(6,302,792)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	–	–	–	669,969	–	–	–	669,969	274,723	–	274,723	944,692
Total contributions by and distribution to equity holders	–	–	–	669,969	–	–	–	669,969	274,723	–	274,723	944,692

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 10 (iii))	–	–	–	2,568,210	–	–	–	2,568,210	(2,568,210)	–	(2,568,210)	–
Total changes in ownership interest in subsidiaries	–	–	–	2,568,210	–	–	–	2,568,210	(2,568,210)	–	(2,568,210)	–

Total transactions with equity holders	–	–	–	3,238,179	–	–	–	3,238,179	(2,293,487)	–	(2,293,487)	944,692

Balance at August 31, 2016	77,968,587	$127,201,343	$648,820	$33,109,293	$(388,397)	$(23,127)	$(107,271,658)	$53,276,274	$3,254,995	$5,035,512	$8,290,507	$61,566,781

See accompanying notes to unaudited consolidated interim financial statements.

neptune technologies & bioressources inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

	Three-month periods ended		Six-month periods ended
	September 30,	August 31,	September 30,	August 31,
	2017	2016	2017	2016

Cash flows from (used in) operating activities:
Net income (loss) for the period	$16,117,266	$(2,419,472)	$12,749,911	$(6,243,664)
Adjustments:
Depreciation of property, plant and equipment	667,791	613,515	1,359,359	1,220,554
Amortization of intangible assets	227,096	186,655	562,610	373,310
Stock-based compensation	515,618	462,850	912,960	944,692
Impairment loss on inventories (note 5)	1,719,362	–	1,719,362	–
Recognition of deferred revenues	(11,067)	(11,048)	(220,260)	(331,419)
Amortization of deferred lease inducements	(14,839)	(14,839)	(29,677)	(29,678)
Net finance expense	1,028,961	277,203	1,428,166	1,363,183
Realized foreign exchange gain (loss)	(109,249)	(16,822)	(215,307)	14,373
Net gain on sale of assets, excluding transaction costs and severances (note 4)	(25,462,172)	–	(25,462,172)	–
Charge on settlement of liability	–	–	90,385	–
Income tax expense (recovery)	6,895	7,847	(13,197)	299,526
	(5,314,338)	(914,111)	(7,117,860)	(2,389,123)
Changes in operating assets and liabilities (note 15)	9,124,693	4,629,601	6,739,054	4,932,563
Income taxes paid	–	(344,367)	–	(344,367)
	3,810,355	3,371,123	(378,806)	2,199,073
Cash flows from investing activities:
Maturity of short-term investments	244,000	3,833,860	507,000	13,212,090
Acquisition of short-term investments	(80,000)	(2,028,031)	(184,000)	(10,390,623)
Proceeds on sale of assets (note 4)	43,075,587	–	43,075,587	–
Interest received	23,373	11,331	47,065	23,643
Acquisition of property, plant and equipment	(150,923)	(546,298)	(302,305)	(1,151,189)
Acquisition of intangible assets	(3,572,197)	(3,294)	(3,590,217)	(6,020)
	39,539,840	1,267,568	39,553,130	1,687,901
Cash flows used in financing activities:
Variation of the bank line of credit	–	230,000	–	(130,000)
Repayment of loans and borrowings	(14,972,265)	(1,823,874)	(16,202,717)	(3,933,070)
Increase in long-term debt, net of finance costs	–	–	–	3,675,034
Interest paid	(238,039)	(526,919)	(670,944)	(1,060,120)
Penalty on debt reimbursement	(263,483)	–	(263,483)	–
Settlement of derivative swap agreements	(58,999)	–	(58,999)	–
Issuance of shares costs	(9,930)	–	(9,930)	–
Payment of Acasti public offering transaction costs	–	–	(380,765)	–
Payment of Acasti debt issuance transaction costs	–	–	(40,305)	–
	(15,542,716)	(2,120,793)	(17,627,143)	(1,448,156)
Foreign exchange (loss) gain on cash and cash equivalents held in foreign currencies	(124,488)	13,800	(171,842)	(103,492)
Net increase in cash and cash equivalents	27,682,991	2,531,698	21,375,339	2,335,326
Cash and cash equivalents beginning of periods	9,494,711	5,276,555	15,802,363	5,472,927
Cash and cash equivalents end of periods	$37,177,702	$7,808,253	$37,177,702	$7,808,253

Cash and cash equivalents is comprises of:
Cash	$7,753,082	$7,808,253	$7,753,082	$7,808,253
Cash equivalents	29,424,620	–	29,424,620	–

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

1.	Reporting entity

Neptune Technologies & Bioressources Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its main subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga") and Acasti Pharma Inc. ("Acasti"). The Corporation focuses on the commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries and on the development of a drug candidate through Acasti. On August 7, 2017, Neptune exited bulk krill oil manufacturing and distribution activities (refer to note 4).

Beginning in fiscal 2017, the Corporation’s fiscal year ended on March 31. As a result, these financial statements and corresponding notes to financial statements include different three-month and six-month periods: the three-month and six-month periods ended September 30, 2017 and three-month and six-month periods ended August 31, 2016. Financial information for the three-month and six-month periods ended September 30, 2016 has not been included in these financial statements for the following reasons: (i) the three-month and six-month periods ended August 31, 2016 provide a meaningful comparison for the three-month and six-month periods ended September 30, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month and six-month periods ended September 30, 2016 were presented in lieu of results for the three-month and six-month periods ended August 31, 2016; and (iii) it was not practicable or cost justified to prepare this information.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its subsidiary Acasti. Acasti is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population.

In addition, Acasti, the Corporation’s subsidiary representing the cardiovascular segment, is subject to a number of risks associated with the conduct of its clinical program and its results, the establishment of strategic alliances and the successful development of new pharmaceutical products and their marketing. Acasti has incurred significant operating losses and negative cash flows from operations since inception. To date, Acasti has financed its operations through the public offering and private placement of common shares and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. Acasti anticipates that the products developed by Acasti will require approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. The ability of Acasti to ultimately achieve profitable operations is dependent on a number of factors outside of Acasti’s control. Acasti’s positive working capital balance has declined since the previous financings that occurred on February 21, 2017 and is expected to continue to decline until Acasti raises additional funds or finds a strategic partner. Acasti’s current assets as at this date are projected to be significantly less than needed to support the current liabilities as at that date when combined with the projected level of expenses for the next twelve months, including not only the preparation for, but the planned initiation of the Phase 3 clinical study program for its drug candidate, CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months. Acasti is working towards development of strategic partner relationships and plans to raise additional funds in the near future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within Acasti’s control. If Acasti does not raise additional funds or find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti currently has no other arranged sources of financing.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

2.	Basis of preparation

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the thirteen-month period ended March 31, 2017.

The consolidated interim financial statements were approved by the Board of Directors on November 14, 2017.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 12);

•	Available for sale financial assets which are measured at fair value (note 16 (i));

•	Derivative hedging financial instrument which is measured at fair value (note 16 (iii)); and

•	Derivative warrant liabilities which are measured at fair value (note 16 (ii)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (note 17);

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued):

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 10);

•	Assessing the criteria for recognition of tax assets (note 13).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets (note 4).

Also, the Corporation uses it best estimate to determine the net realizable values of inventories based on obsolescence and market conditions.

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the thirteen-month period ended March 31, 2017, except as disclosed below.

Change in accounting policies:

The following is an amendment to standards applied by the Corporation in the preparation of these consolidated interim financial statements.

Statement of Cash Flows:

In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require an entity to disclose the following changes in liabilities arising from financing activities (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. One way to fulfil the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. In addition, if an entity provides the required disclosure with disclosures of changes in other assets and liabilities, it must disclose the changes in liabilities arising from financing activities separately from changes in those other assets and liabilities. The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Corporation adopted this amendment for the annual period beginning on April 1, 2017. The Corporation will be providing additional disclosure in relation to the changes in liabilities arising from financing activities in its annual consolidated financial statements for the year ending March 31, 2018.

New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three-month and six-month periods ended September 30, 2017 and August 31, 2016, and have not been applied in preparing these consolidated interim financial statements.

(i)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

3.	Significant accounting policies (continued):

(ii)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(iii)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

(iv)	Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the amendments to the standard has not yet been determined.

(v)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23 – Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and

•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

4.	Sale of assets

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker BioMarine”) concluded an agreement whereby Aker BioMarine acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of $43,075,587 (US$34 million) paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker BioMarine becomes exclusive krill oil supplier to Neptune’s solutions business. An amount of $11,175,466 of such proceeds were used for debt reimbursement and to pay the penalty on early repayment.

The assets sold were included in the Nutraceutical segment. The disposal of the krill oil manufacturing and distribution activities allows the Corporation to accelerate its efforts to position the Corporation in attractive growth segments such as the Green Valley medical cannabis oil extraction project and to acquisitions, in line with its growth strategy. The krill oil manufacturing and distribution sales were $2.1 million during the six-month period ended September 30, 2017 ($10.1 million for the six-month period ended August 31, 2016) and the gross margin, excluding the impairment loss on inventories of $1.7 million, was $1.2 million during the six-month period ended September 30, 2017 ($2.4 million for the six-month period ended August 31, 2016).

The Sherbrooke facility is not part of the transaction and the Company is now exploring potential alternatives for its use through the development of unique extractions targeted towards high potential growth segments. A large number of our employees saw their employment end as part of this transaction. A small team of people continues to work on special projects including the medical cannabis project at the facility. Therefore, this transaction did not qualify as discontinued operations for accounting purposes. Furthermore, in light of management’s preliminary assessment of recoverable amount, no revaluation of the useful life and no impairment of the plant and related equipment were recorded for the three-month and six-month periods ended September 30, 2017. The Corporation is still evaluating the full impact of the transaction on its financial statements.

The following table presents a reconciliation of the net gain on sale of assets for the three-month and six-month periods ended September 30, 2017 and the full impact of the sale transaction and concurrent debt reimbursements on the net income of the Corporation:

August 7,
2017

Total transaction proceeds	$43,075,587
Inventory sold	(11,185,572)
Net intangible assets sold	(5,791,710)
Other write-off of asset, severance and transaction costs (i)	(2,227,228)
Net gain on sale of assets as presented in the statement of earnings	$23,871,077

Impairment loss on inventories – presented in cost of sales (note 5)	(1,719,362)
Penalty on reimbursement, loss on financing and discounted fees on debt reimbursed – presented in finance costs (note 11)	(565,396)
Total impact of the transaction on the net income before tax	$21,586,319

(i)	Including non-cash write-off of assets of $636,133.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

5.	Inventories:

	September 30,	March 31,
	2017	2017

Raw materials	$3,647,866	$5,539,437
Work in progress	–	3,154,833
Finished goods	1,682,578	3,807,455
Supplies and spare parts	770,651	741,010
	$6,101,095	$13,242,735

For the three-month period ended September 30, 2017, the cost of sales of $6,386,415 ($8,999,890 for the three-month period ended August 31, 2016) was comprised of inventory costs of $4,528,627 ($8,997,553 for the three-month period ended August 31, 2016) which consisted of raw materials, consumables and changes in work in progress and finished goods, other costs of $138,426 ($72,935 for the three-month period ended August 31, 2016) and impairment loss on inventories of $1,719,362 (nil for the three-month period ended August 31, 2016).

For the six-month period ended September 30, 2017, the cost of sales of $10,474,397 ($16,737,310 for the six-month period ended August 31, 2016) was comprised of inventory costs of $8,471,674 ($16,680,875 for the six-month period ended August 31, 2016) which consisted of raw materials, consumables and changes in work in progress and finished goods, other costs of $283,361 ($127,033 for the six-month period ended August 31, 2016) and impairment loss on inventories of $1,719,362 (nil for the six-month period ended August 31, 2016).

Finished goods and work in progress inventories with a carrying value of $11,185,572 was sold to Aker BioMarine during the three-month and six-month periods ended September 30, 2017. Furthermore, the impairment loss on inventories of $1,719,362, was recorded for the three-month and six-month periods ended September 30, 2017 on raw materials after the sale of assets transaction and is all related to the nutraceutical segment. See note 4.

6.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total
Net carrying amounts:
March 31, 2017	$228,630	$20,394,915	$24,925,082	$193,053	$122,687	$45,864,367
September 30, 2017	228,630	19,979,490	24,168,086	174,750	113,088	44,664,044

A significant portion of the Corporation’s land and building and building components as well as the plant equipment relates to the Sherbrooke facility which used to manufacture bulk krill oil. This manufacturing operation has ceased with the sale of assets transaction. Refer to note 4.

7.	Intangible assets:

	Non-compete	Customer		License
	agreements	relationship	Patents	agreements	Trademarks	Total
Net carrying amounts:
March 31, 2017	$235,000	$3,588,500	$624,019	$7,336,948	$163,226	$11,947,693
September 30, 2017	169,000	3,383,900	–	2,045,089	–	5,597,989

Intellectual property with a net carrying amount of $5,791,710 was sold to Aker BioMarine during the three-month and six-month periods ended September 30, 2017. See note 4.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

8.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	September 30,	March 31,
	2017	2017

Loans and borrowings:
Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, bearing interest at 8%, reimbursed during the period.	$–	$8,347,506
Loan, bearing interest at prime rate plus 2.5% (plus 3.25% before October 14, 2016), secured through a first-ranking mortgage on all movable assets of Biodroga, current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 and a final payment of $3,314,276 in December 2018. The interest risk of the loan is mitigated by an interest rate swap. The Corporation has reserved $2,350,000 of short-term investments as pledge for the loan. Amounts received are net of transaction costs of $197,789.	4,413,063	5,429,852
Loan, principal amount of 2.1 million GBP ($3,822,000), bearing interest at 12%, reimbursed during the period.	–	3,562,814
Balance of purchase price due to previous owners of Biodroga. An amount of S449,096 bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to December 2018. An amount of $2,501,016 bearing interest at 7% was reimbursed during the period. Payments under these agreements are only payable if covenants on the loan at prime plus 2.5% above are respected.	449,096	3,202,612
Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000, without collateral or interest, payable in monthly instalments of $58,333, from April 2016 to March 2021. The cash contribution received has been initially recorded at its estimated fair value of $2,064,590, using a discount rate of 9%. The difference between amounts received and estimated fair value are recognized as government grants. (i)	2,094,973	2,344,116
Finance lease liabilities, interest rate from 6.25% to 7.13%, payable in monthly instalments of $2,345, maturing in November 2018 and March 2019.	31,841	44,644

	6,988,973	22,931,544
Less current portion of loans and borrowings	3,568,268	7,192,315
Loans and borrowings	$3,420,705	$15,739,229

(i)	This amount was completely reimbursed on October 6, 2017.

The Corporation has an authorized bank line of credit of $1,800,000 (expiring on August 31, 2018), of which $1,800,000 was available as at September 30, 2017.

Some of the proceeds resulting from the transaction with Aker BioMarine were used to completely reimburse the loan from IQ and the loan in GBP, and also to reduce balance of purchase price during the three-month and six-month periods ended September 30, 2017. See note 4.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

9.	Capital and other components of equity:

(a)	Liability settled in shares:

On May 9, 2017, Neptune issued 630,681 common shares of the Corporation at a price of $1.35 per common share as final payment of a liability of $858,000 (US$625,000). Total issue costs related to this transaction amounted to $9,930 and were recorded against share capital.

(b)	DSUs released:

On August 9, 2017 and August 16, 2017, Neptune respectively issued 34,965 and 20,979 common shares of the Corporation to members of the Board of Directors at a price of $1.43 per common share for past services. No cost is related to these transactions.

(c)	Warrants:

The warrants of the Corporation are composed of the following as at September 30, 2017 and March 31, 2017:

		September 30,		March 31,
		2017		2017

	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (i)	750,000	$648,820	750,000	$648,820

(i)	Exercise price of $3.37 per share and expiring on December 12, 2019.

10.	Non-controlling interests ("NCI"):

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis as a large portion of other shareholders are passive in nature as demonstrated by voting patterns at previous shareholders’ meetings. Furthermore, the remaining voting rights in Acasti are widely dispersed and there is no indication that other shareholders exercise their votes collectively. As at September 30, 2017 and March 31, 2017, Neptune owns 34.37% and 34.45%, respectively (22.78% and 23.28% on a fully diluted basis, respectively), of Acasti shares and voting rights.

During the six-month period ended September 30, 2017, the Corporation’s participation in Acasti changed as follows:

(i)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of ($1,462,503);

(ii)	Acasti issued shares to settle convertible debentures interest, which impacted the non-controlling interest for an amount of $51,965.

During the six-month period ended August 31, 2016, the Corporation’s participation in Acasti changed as follows:

(iii)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of ($2,568,210).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

10.	Non-controlling interests ("NCI") (continued):

Subsidiary options, call-options and broker warrants granted as share-based payments and other equity granted by the Corporation or its subsidiary Acasti:

		September 30,		March 31,
		2017		2017

	Number		Number
	outstanding	Amount	outstanding	Amount

Stock options plan (note 12 (d))	2,402,188	$1,941,911	1,424,788	$2,298,541
Call-options (note 12 (e))	23,750	90,443	145,750	865,484
Series 2017 – Broker warrants (i)	234,992	143,932	234,992	143,932
2017 Unsecured convertible debenture conversion option
and contingent warrants (ii)	1,052,630	308,907	1,052,630	308,907
	3,713,560	$2,485,193	2,858,160	$3,616,864

(i)	Warrant to acquire one share of Acasti at an exercise price of $2.15, expiring on February 21, 2018.
(ii)	Conversion option and contingent warrants to acquire one share of Acasti at an exercise price of $1.90, expiring on February 21, 2020.

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		September 30,		March 31,
		2017		2017

	Number		Number
	outstanding	Amount	outstanding	Amount

Series 8 - Public offering warrants 2014 liability classified
(592,500 held by Neptune) (iii)	18,400,000	$49,238	18,400,000	$202,610
Series 9 - Private placement warrants 2014 (iv)	161,654	–	161,654	–
Public offering warrants 2017 (v)	1,965,259	–	1,965,259	–
	20,526,913	$49,238	20,526,913	$202,610

(iii)	In order to obtain one share of Acasti at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(iv)	Warrant to acquire one share of Acasti at an exercise price of $13.30, expiring on December 3, 2018.
(v)	Warrant to acquire one share of Acasti at an exercise price of $2.15, expiring on February 21, 2022.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

11.	Finance income and finance costs:

(a)	Finance income :

	Three-month periods ended		Six-month periods ended
	September 30,	August 31,	September 30,	August 31,
	2017	2016	2017	2016

Interest income	$23,373	$9,187	$47,065	$23,915
Foreign exchange gain	–	329,826	–	–
Finance income	$23,373	$339,013	$47,065	$23,915

(b)	Finance costs :

	Three-month periods ended		Six-month periods ended
	September 30,	August 31,	September 30,	August 31,
	2017	2016	2017	2016

Interest charges and other finance costs	$(319,187)	$(647,481)	$(874,688)	$(1,282,337)
Interest expense on unsecured convertible debentures	(92,047)	–	(183,093)	–
Penalty on reimbursement, loss on financing and discounted fees on debt reimbursed (note 4)	(565,396)	–	(565,396)	–
Foreign exchange loss	(97,510)	–	(161,765)	(164 531)
Finance costs	$(1,074,140)	$(647,481)	$(1,784,942)	$(1,446,868)

12.	Share-based payment:

At September 30, 2017, the Corporation had the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

(i)	Stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least the Market Price (as defined after) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the VWAP (volume weighted average trading price of the Common Shares) obtained for such Common Shares on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Day prior to the Grant Date (10-day VWAP). The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation can issue a number of Common Shares not exceeding 15% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan. The total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 5% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

12.	Share-based payment (continued):

(a)	Corporation stock option plan (continued):

(i)	Stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

		2017		2016
	Weighted average exercice price	Number of options	Weighted average exercice price	Number of options

Options outstanding at April 1, 2017 and March 1, 2016	$1.92	3,765,000	$2.50	4,242,025
Granted	1.36	956,407	1.52	821,000
Forfeited	1.61	(562,373)	2.82	(330,794)
Expired	2.91	(210,000)	3.21	(167,437)
Options outstanding at September 30, 2017 and August 31, 2016	$1.77	3,949,034	$2.25	4,564,794

Options exercisable at September 30, 2017 and August 31, 2016	$1.94	2,296,668	$2.60	2,642,793

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Six-month period ended September 30,	Six-month period ended August 31,
	2017	2016

Exercise price	$1.36	$1.52
Share price	$1.36	$1.52
Dividend	–	–
Risk-free interest	0.92%	0.67%
Estimated life	3.46 years	3.50 years
Expected volatility	49.29%	49.23%

The weighted average fair value of the options granted to employees during the six-month period ended September 30, 2017 is $0.49 ($0.55 for the six-month period ended August 31, 2016). 200,000 options were granted to non-employees during the six-month period ended September 30, 2017 (nil for the six-month period ended August 31, 2016).

Stock-based compensation recognized under this plan amounted to $130,607 and $297,056, respectively, for the three-month and six-month periods ended September 30, 2017 ($174,072 and $382,603 for the three-month and six-month periods ended August 31, 2016).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

12.	Share-based payment (continued):

(a)	Corporation stock option plan (continued):

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. A proportion of 1/3 of the total number of options will vest upon every increase of $0.50 in the share market value of the Neptune class A common shares.

The number and weighted average exercise prices of performance options are as follows:

		2017		2016
	Weighted average exercice price	Number of options	Weighted average exercice price	Number of options

Options outstanding at April 1, 2017 and March 1, 2016	$1.55	475,000	$1.55	625,000
Forfeited	1.55	(100,000)	1.55	(150,000)
Options outstanding at September 30, 2017 and August 31, 2016	$1.55	375,000	$1.55	475,000

Options exercisable at September 30, 2017 and August 31, 2016	$–	–	$–	–

Stock-based compensation recognized under this plan amounted to $38,383 and $17,059, respectively, for the three-month and six-month periods ended September 30, 2017 ($10,236 and $74,207 for the three-month and six-month periods ended August 31, 2016).

(b)	Corporation Deferred Share Units (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

		2017		2016
	Weighted average exercice price	Number of DSUs	Weighted average exercice price	Number of DSUs

DSUs outstanding at April 1, 2017 and March 1, 2016	$1.60	425,354	$1.72	75,000
Granted	1.27	201,342	1.57	350,354
Released (note 8 (b))	1.43	(55,944)	–	–
DSUs outstanding at September 30, 2017 and August 31, 2016	$1.50	570,752	$1.60	425,354

DSUs exercisable at September 30, 2017 and August 31, 2016	$1.52	338,588	$1.67	163,956

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

12.	Share-based payment (continued):

(b)	Corporation Deferred Share Units (‘’DSUs’’) (continued):

Out of the 570,752 DSUs outstanding as at September 30, 2017, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2018, 72,164 DSUs vest upon services to be rendered during a period of twelve months, 263,588 vested DSUs were granted for past services and 75,000 DSUs were in compensation for consulting services to be rendered by a member of the Board of Directors. As at September 30, 2017 all services were rendered and the 75,000 DSUs have vested in full. However, the shares will be delivered when the consultant ceases to be a member of the board. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the six-month period ended September 30, 2017 was $1.27 ($1.57 for the six-month period ended August 31, 2016) per unit.

Stock-based compensation recognized under this plan amounted to $51,304 and $268,013, respectively, for the three-month and six-month periods ended September 30, 2017 ($68,159 and $213,159 for the three-month and six-month periods ended August 31, 2016).

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

		2017		2016
	Weighted average exercice price	Number of warrants	Weighted average exercice price	Number of warrants

Warrants outstanding at April 1, 2017 and March 1, 2016	$21.50	24,174	$12.84	292,047
Forfeited	21.50	(465)	11.86	(129,122)
Expired	21.50	(23,709)	12.17	(137,589)
Warrants outstanding and exercisable at September 30, 2017 and August 31, 2016	$–	–	$21.50	25,336

Share-based payments on shares of the subsidiary Acasti:

(d)	Acasti stock option plan:

The subsidiary, Acasti, has in place a stock option plan for directors, officers, employees and consultants of Acasti (Stock Option Plan). The plan provides for the granting of options to purchase Acasti Class A shares (Common Shares). The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSXV at the close of markets the day preceding the grant. Under this plan, the maximum number of Class A shares (Common Shares) that may be issued upon exercise of options granted under the plan is 2,940,511, representing 20% of the number of Class A shares (Common Shares) issued and outstanding as at March 31, 2017. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights not shorter than on a quarterly basis. The total number of shares issued to any one consultant cannot exceed 2% of Acasti’s total issued and outstanding shares. Acasti is not authorized to grant such number of options under the stock option plan that could result in a number of Class A shares (Common Shares) issuable pursuant to options granted to (a) related persons exceeding 10% of the Acasti’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve-month period exceeding 5% of the Acasti’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

12.	Share-based payment (continued):

(d)	Acasti stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

		2017		2016
	Weighted average exercice price	Number of options	Weighted average exercice price	Number of options

Options outstanding at April 1, 2017 and March 1, 2016	$2.58	1,424,788	$13.52	454,151
Granted	1.75	1,121,500	1.72	835,400
Forfeited	2.17	(92,600)	14.13	(128,750)
Expired	20.82	(51,500)	14.65	(123,000)
Options outstanding at September 30, 2017 and August 31, 2016	$1.82	2,402,188	$3.81	1,037,801

Options exercisable at September 30, 2017 and August 31, 2016	$2.16	394,346	$11.92	197,845

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Six-month period ended September 30,	Six-month period ended August 31,
	2017	2016

Exercise price	$1.75	$1.72
Share price	$1.75	$1.72
Dividend	–	–
Risk-free interest	1.21%	0.70%
Estimated life	5.89 years	4.38 years
Expected volatility	82.41%	75.52%

The weighted average fair value of the options granted to employees during the six-month period ended September 30, 2017 was $1.22 ($0.99 for the six-month period ended August 31, 2016). No options were granted to non-employees during the six-month periods ended September 30, 2017 and August 31, 2016.

Stock-based compensation recognized under this plan amounted to $295,324 and $330,832, respectively, for the three-month and six-month periods ended September 30, 2017 ($210,383 and $274,723 for the three-month and six-month periods ended August 31, 2016). The amounts for the six-month periods ended September 30, 2017 and August 31, 2016 are included in the “share-based payment transactions” of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

12.	Share-based payment (continued):

(e)	Acasti call-options:

From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

		2017		2016
	Weighted average exercice price	Number of call-options	Weighted average exercice price	Number of call-options

Call-options outstanding at April 1, 2017 and March 1, 2016	$13.48	145,750	$12.65	292,850
Forfeited	6.49	(76,000)	24.19	(53,875)
Expired	30.00	(46,000)	3.55	(89,225)
Call-options outstanding and exercisable at September 30, 2017 and August 31, 2016	$3.87	23,750	$13.92	149,750

No stock-based compensation was recognized under the call-option plan for the three-month and six-month periods ended September 30, 2017 (nil for the three-month and six-month periods ended August 31, 2016).

13.	Income tax (expense) recovery:

Income tax recognized in income or loss:

	Three-month periods ended		Six-month periods ended
	September 30,	August 31,	September 30,	August 31,
	2017	2016	2017	2016

Deferred tax (expense) recovery	$(6,895)	$(7,847)	$13,197	$(299,526)

Income tax (expense) recovery	$(6,895)	$(7,847)	$13,197	$(299,526)

The deferred income tax recovery (expense) for three-month and six-month periods ended September 30, 2017 and August 31, 2016, results from the (utilization) or recognition of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016. No tax expense is recognized on the net gain on sale of assets described in note 4, as the determined tax impact will be completely offset by unrecognized deferred tax assets.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

14.	Income (loss) per share:

The following table provides a reconciliation between the number of basic and diluted shares outstanding:

	Three-month	Six-month
	period ended	period ended
	September 30,	September 30,
	2017	2017

Weighted average number of voting shares	78,629,292	78,475,045
Dilutive effect of deferred share units	338,588	327,232
Weighted average number of diluted shares	78,967,880	78,802,277

Number of anti-dilutive stock options, warrants and deferred share units excluded
from diluted earnings per share calculation	5,306,198	5,317,554

Excluded from the calculation of the diluted income per share for the three-month and six-month periods ended August 31, 2016 is the impact of the stock options, deferred share units and warrants as they would be anti-dilutive.

Stock options, deferred share units and warrants could be dilutive in the future.

15.	Supplemental cash flow disclosure:

(a)	Changes in operating assets and liabilities:

	Three-month periods ended		Six-month periods ended
	September 30,	August 31,	September 30,	August 31,
	2017	2016	2017	2016

Trade and other receivables	$10,926,444	$1,255,288	$12,599,590	$3,494,299
Tax credits receivable	(74,857)	(32,772)	(1,473)	(57,454)
Prepaid expenses	961,845	762,225	30,526	500,390
Inventories	(3,716,764)	1,765,315	(5,763,294)	3,094,452
Trade and other payables	1,196,162	783,886	(137,940)	(2,244,745)
Deferred revenues	(168,137)	95,659	11,645	145,621
Changes in operating assets and liabilities	$9,124,693	$4,629,601	$6,739,054	$4,932,563

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

15.	Supplemental cash flow disclosure (continued):

(b)	Non-cash transactions:

	Three-month periods ended		Six-month periods ended
	September 30,	August 31,	September 30,	August 31,
	2017	2016	2017	2016

Acquired property, plant and equipment included in trade and other payables	$(79,504)	$1,246	$164,949	$26,335
Intangible assets included in trade and other payables	92,633	889	269,117	889
Intangible assets included in long-term payable	(118,726)	–	627,485	–
Interest payable included in trade and other payables	40,329	–	80,220	–
Liability settlement in shares	–	–	858,000	–
Convertible debenture interest paid in shares of subsidiary	39,888	–	56,984	–

16.	Financial Instruments:

Financial instruments – carrying values and fair values:

Financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2017 and March 31, 2017 are the investment in BlueOcean Nutrascience Inc. (“BlueOcean”), the derivative warrant liabilities and derivative swap agreements.

(i)	Other investment:

In October 2014, the Corporation received 3,750,000 publicly traded common shares of BlueOcean on the signing of a license agreement. In April 2015, the Corporation acquired 1,120,000 units under a private placement transaction of BlueOcean. The Corporation measures its investment in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income (loss). This investment was measured using a level 1 input.

The fair value of the investment in BlueOcean was determined to be $24,350 or $0.05 per share as at September 30, 2017 ($65,745 or $0.135 as at March 31, 2017). The change in fair value amounted to a loss of $9,740 and $41,395, respectively, for the three-month and six-month periods ended September 30, 2017 (a loss of $379 and $76,611 for the three-month and six-month period ended August 31, 2016). For the three-month and six-month periods ended September 30, 2017, of these amounts, a portion of $9,740 and $41,395 (2016 - nil and $73,050), respectively, are accounted for through other comprehensive income or loss and a portion of nil (2016 - $379 and $3,561), are accounted for in change in fair value of derivative assets and liabilities.

(ii)	Derivative warrant liabilities:

Warrants issued as part of a public offering of units of Acasti composed of Class A shares and Class A share purchase warrants of Acasti in 2014 are derivative liabilities for accounting purposes due to the currency of the exercise price being different from Acasti’s functional currency.

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

16.	Financial Instruments (continued):

Financial instruments – carrying values and fair values (continued):

(ii)	Derivative warrant liabilities (continued):

The fair value of the derivative warrant liabilities was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	September 30,	March 31,
	2017	2017

Exercise price (1)	US$ 1.50	US$ 1.50
Share price (1)	US$ 1.42	US$ 1.36
Dividend	–	–
Risk-free interest	1.35%	1.22%
Estimated life	1.18 years	1.68 years
Expected volatility	100.47%	108.35%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the warrants issued was determined to be $0.03 per share issuable as at September 30, 2017 ($0.11 per share issuable as at March 31, 2017). The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $18,540 or a gain of $14,951 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities as at September 30, 2017 and March 31, 2017 is presented in the following table:

	September 30,	March 31,
	2017	2017

Opening balance at April 1, 2017 and March 1, 2016	$202,610	$151,343
Change in fair value (gain) loss	(153,372)	51,267
Closing balance at September 30, 2017 and March 31, 2017	$49,238	$202,610

(iii)	Derivative swap agreements:

	September 30,	March 31,
	2017	2017

Non-current asset
Interest rate swap contract	$29,884	$–
	$29,884	$–

Non-current liability
Cross currency swap contract	$-	$207,839
Interest rate swap contract	-	7,298
	$-	$215,137

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

16.	Financial Instruments (continued):

Financial instruments – carrying values and fair values (continued):

(iii)	Derivative swap agreements (continued):

The Corporation used currency swap agreements to convert a long-term debt in pounds to the US dollar to mitigate its financial liabilities exposure to foreign currency risk as well as mitigate the risk from short-term financial assets denominated in US dollars. The Corporation did not apply hedge accounting to foreign currency differences arising from these agreements. These instruments were recorded into the consolidated statement of financial position at their fair value.

The change in fair value of these cross currency swaps amounted to a loss of $2,306 and a gain $156,339 for the three-month and six-month periods ended September 30, 2017 respectively and is accounted for in change in fair value of derivative assets and liabilities. The cross currency swaps were cancelled and settled for $58,999 following the transaction with Aker BioMarine (see note 4).

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. The maturity analysis associated with the interest rate swap agreement used to manage interest risk associated with long-term debt is as follows:

	Fixed rate	Notional		September 30,	March 31,
	%	amount	Maturity	2017	2017

Interest rate swap agreement	2.94	$4,285,710	Dec. 27, 2018	$29,884	$7,298

The level 2 fair value determination of the interest rate swap is measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The Corporation’s and the counterparty’s credit risk is also taken into consideration in determining fair value. The interest rate swap is decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive income.

An assumed 1% change in the interest rate would not have a material effect on the net income (loss).

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

The fair value of the fixed rate loans and borrowings and liability component of the convertible debentures is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

17.	Commitments and contingencies:

(a)	Commitments:

(i)	In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research and development projects and to produce certain tools and equipment. Acasti has reserved certain rights relating to these projects. The Corporation’s subsidiary initiated research and development projects that are planned to be conducted over a 12-month period. As at September 30, 2017, of research and development agreements, an amount of $1,607,687 is included in ''Trade and other payables'' and an amount of $2,786,904 remains a future commitment.

During the thirteen-month period ended March 31, 2017, Acasti entered into a contract to purchase production equipment to be used in the manufacturing of the clinical and future commercial supply of CaPre. As at September 30, 2017, an amount of $163,988 is included in “Trade and other payables” in relation to this equipment and an amount of $282,795 remains a future commitment.

(ii)	As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a specialty ingredient. According to this agreement, to maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement of 11 years. In addition, Neptune has to pay royalties on sales.

(iii)	In the normal course of business, the Corporation has signed agreements amounting to $109,116 as at September 30, 2017 with various partners and suppliers.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:

(i)	A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of these consolidated interim financial statements, no agreement has been reached. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from this former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

(ii)	Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(iii)	The Corporation initiated arbitration against a customer that owed $5 million (US$3.7 million). The full amount receivable has been written-off. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no provision has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at September 30, 2017 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

18.	Operating segments:

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis.

The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.

•	Cardiovascular segment develops pharmaceutical products for cardiovascular diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment net income (loss), as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Three-month period ended September 30, 2017:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$6,794,919	$-	$-	$6,794,919
Gross margin	408,504	-	-	408,504

Research and development expenses	(374,794)	(3,385,174)	580,707	(3,179,261)
Research tax credits and grants	29,396	36,361	-	65,757
Selling, general and administrative expenses	(2,975,999)	(1,036,956)	-	(4,012,955)
Other income – net gain on sale of assets	23,871,077	-	-	23,871,077
Income (loss) from operating activities	20,958,184	(4,385,769)	580,707	17,153,122

Finance income	9,084	14,289	-	23,373
Finance costs	(914,506)	(159,634)	-	(1,074,140)
Change in fair value of derivative assets and liabilities	(2,306)	24,915	(803)	21,806
Income (loss) before income tax	20,050,456	(4,506,199)	579,904	16,124,161

Income taxes	(6,895)	-	-	(6,895)
Net income (loss)	20,043,561	(4,506,199)	579,904	16,117,266

Depreciation and amortization	(808,729)	(666,865)	580,707	(894,887)
Stock-based compensation	(220,294)	(295,324)	-	(515,618)
Reportable segment assets	99,407,703	19,757,417	(11,293,523)	107,871,597
Reportable segment liabilities	13,625,660	4,951,409	(69,422)	18,507,647

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

18.	Operating segments (continued):

Three-month period ended August 31, 2016:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$11,586,810	$3,651	$–	$11,590,461
Gross margin	2,586,920	3,651	–	2,590,571

Research and development expenses	(365,419)	(1,621,141)	580,707	(1,405,853)
Research tax credits and grants	9,354	23,418	–	32,772
Selling, general and administrative expenses	(2,495,516)	(856,396)	–	(3,351,912)
Loss from operating activities	(264,661)	(2,450,468)	580,707	(2,134,422)

Finance income	319,490	57,419	(37,896)	339,013
Finance costs	(682,915)	(2,462)	37,896	(647,481)
Change in fair value of derivative assets and liabilities	(32,192)	65,566	(2,109)	31,265
Loss before income tax	(660,278)	(2,329,945)	578,598	(2,411,625)

Income taxes	(7,847)	–	–	(7,847)
Net loss	(668,125)	(2,329,945)	578,598	(2,419,472)

Depreciation and amortization	(766,591)	(614,286)	580,707	(800,170)
Stock-based compensation	(252,467)	(210,383)	–	(462,850)
Reportable segment assets	87,681,586	23,551,621	(13,865,041)	97,368,166
Reportable segment liabilities	34,384,560	1,540,369	(123,544)	35,801,385

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

18.	Operating segments (continued):

Six-month period ended September 30, 2017:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$13,325,733	$-	$-	$13,325,733
Gross margin	2,851,336	-	-	2,851,336

Research and development expenses	(787,396)	(5,391,234)	1,161,414	(5,017,216)
Research tax credits and grants	49,419	60,267	-	109,686
Selling, general and administrative expenses	(5,796,509)	(1,853,494)	-	(7,650,003)
Other income – net gain on sale of assets	23,871,077	-	-	23,871,077
Income (loss) from operating activities	20,187,927	(7,184,461)	1,161,414	14,164,880

Finance income	17,101	29,964	-	47,065
Finance costs	(1,496,631)	(288,311)	-	(1,784,942)
Change in fair value of derivative assets and liabilities	156,339	158,474	(5,102)	309,711
Income (loss) before income tax	18,864,736	(7,284,334)	1,156,312	12,736,714

Income taxes	13,197	-	-	13,197
Net income (loss)	18,877,933	(7,284,334)	1,156,312	12,749,911

Depreciation and amortization	(1,748,589)	(1,334,794)	1,161,414	(1,921,969)
Stock-based compensation	(582,128)	(330,832)	-	(912,960)
Reportable segment assets	99,407,703	19,757,417	(11,293,523)	107,871,597
Reportable segment liabilities	13,625,660	4,951,409	(69,422)	18,507,647

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

18.	Operating segments (continued):

Six-month period ended August 31, 2016:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$22,841,327	$6,539	$–	$22,847,866
Gross margin	6,104,017	6,539	–	6,110,556

Research and development expenses	(770,103)	(4,039,843)	1,161,414	(3,648,532)
Research tax credits and grants	18,708	46,835	–	65,543
Selling, general and administrative expenses	(5,686,130)	(1,422,392)	–	(7,108,522)
Loss from operating activities	(333,508)	(5,408,861)	1,161,414	(4,580,955)

Finance income	1,086	105,971	(83,142)	23,915
Finance costs	(1,251,091)	(278,919)	83,142	(1,446,868)
Change in fair value of derivative assets and liabilities	(35,373)	98,305	(3,162)	59,770
Loss before income tax	(1,618,886)	(5,483,504)	1,158,252	(5,944,138)

Income taxes	(299,526)	–	–	(299,526)
Net loss	(1,918,412)	(5,483,504)	1,158,252	(6,243,664)

Depreciation and amortization	(1,532,356)	(1,222,922)	1,161,414	(1,593,864)
Stock-based compensation	(669,969)	(274,723)	–	(944,692)
Reportable segment assets	87,681,586	23,551,621	(13,865,041)	97,368,166
Reportable segment liabilities	34,384,560	1,540,369	(123,544)	35,801,385

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the Corporation. All material corporate expenses are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the Corporation or receive financing from the nutraceutical segment.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month and six-month periods ended September 30, 2017 and August 31, 2016

19.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 10% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and six-month periods ended September 30, 2017 and August 31, 2016:

	Three-month periods ended		Six-month periods ended
	September 30,	August 31,	September 30,	August 31,
	2017	2016	2017	2016

Short-term benefits	$1,123,111	$729,718	$1,923,676	$1,353,457
Share-based compensation costs	369,104	413,512	728,961	765,588
	$1,492,215	$1,143,230	$2,652,637	$2,119,045